CANNASOFT

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

YNBQ 000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class
COMMON

Holder Account Number
C9999999999 IND

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Form of Proxy - Special General Meeting to be held on February 27, 2024

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am (Pacific Standard Time), February 23, 2024.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C01

Appointment of Proxyholder

I/We being holder(s) of securities of BYND Cannasoft Enterprises Inc. (the "Company") hereby appoint: Gabriel Kabazo, or failing this person, Diane Barley (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than Gabi Kabazo or Diane Barley.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special General Meeting of shareholders of the Company to be held at 733 Seymour Street, Suite 2900, Vancouver, BC on February 27, 2024 at 10:00 am (PST), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Shareholder Rights Plan** Resolved, as an ordinary resolution, that: (a) The shareholder rights plan containing the terms and conditions substantially as set forth in the shareholder rights plan agreement dated as of January 24, 2024 between the Company and Computershare Investor Services Inc. (the "Shareholder Rights Plan"), a copy of which has been presented at this Meeting, be and is hereby ratified, confirmed and approved. (b) The actions of the directors and officers of the Company in adopting the Shareholder Rights Plan, in executing and delivering the Shareholder Rights Plan and in granting and issuing the rights arising under the Shareholder Rights Plan be and are hereby ratified, confirmed and approved. (c) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.	☐	☐
2. **Amendment to Restricted Share Unit Compensation Plan** Resolved, as an ordinary resolution, that: (a) The RSU Plan be amended: (i) by replacing "750,000 Shares" with "12,000,000 Shares" and replacing "10%" with "30%" in section 4(a); (ii) by replacing "5%" with "30%" in section 4(b)(i); (iii) by replacing "10%" with "30%" in section 4(b)(ii); (iv) by replacing "10%" with "30%" in section 4(b)(iii); and (v) by replacing "2%" with "5%" in section 4b(iv). (b) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.	☐	☐
3. **Amendment of Stock Option Plan** Resolved, as an ordinary resolution, that: (a) Section 4(b) of the Option Plan be amended by replacing "ten percent (10%)" with "thirty percent (30%)". (b) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.	☐	☐
4. **Consolidation of Share Capital** Resolved, as an ordinary resolution, that: (a) The authorized share structure of the Company be altered by consolidating all of the issued and outstanding Common Shares without par value on the basis of 30 pre-consolidation Common Shares for one post-consolidation common share of the Company (a "Post-Consolidation Share"), or such lesser whole number of pre-consolidation Common Shares as the directors may determine (the "Share Consolidation"). (b) In the event the number of Common Shares held by a shareholder would otherwise result in a fractional Post-Consolidation Share being issued as a result of the Share Consolidation: (i) such fractional share being less than one-half of a Post-Consolidation Share shall be rounded down to the next whole Post-Consolidation Share; and (ii) such fractional share being at least one-half of a Post-Consolidation Share shall be rounded up to the next whole Post-Consolidation Share. (c) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution. (d) The board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the Share Consolidation without further approval, ratification or confirmation by the shareholders.	☐	☐
5. **Other Business** To transact such other business as may properly come before the Meeting.	☐	☐

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

CANNASOFT

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

YNBQ 000002
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class
COMMON

Holder Account Number
C9999999999 IND

Fold

Form of Proxy - Special General Meeting to be held on February 27, 2024

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:00 am (Pacific Standard Time), February 23, 2024.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C01

Appointment of Proxyholder

I/We being holder(s) of securities of BYND Cannasoft Enterprises Inc. (the "Company") hereby appoint: Gabriel Kabazo, or failing this person, Diane Barley (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than Gabi Kabazo or Diane Barley.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special General Meeting of shareholders of the Company to be held at 733 Seymour Street, Suite 2900, Vancouver, BC on February 27, 2024 at 10:00 am (PST), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Shareholder Rights Plan** Resolved, as an ordinary resolution, that: (a) The shareholder rights plan containing the terms and conditions substantially as set forth in the shareholder rights plan agreement dated as of January 24, 2024 between the Company and Computershare Investor Services Inc. (the "Shareholder Rights Plan"), a copy of which has been presented at this Meeting, be and is hereby ratified, confirmed and approved. (b) The actions of the directors and officers of the Company in adopting the Shareholder Rights Plan, in executing and delivering the Shareholder Rights Plan and in granting and issuing the rights arising under the Shareholder Rights Plan be and are hereby ratified, confirmed and approved. (c) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.	☐	☐
2. **Amendment to Restricted Share Unit Compensation Plan** Resolved, as an ordinary resolution, that: (a) The RSU Plan be amended: (i) by replacing "750,000 Shares" with "12,000,000 Shares" and replacing "10%" with "30%" in section 4(a); (ii) by replacing "5%" with "30%" in section 4(b)(i); (iii) by replacing "10%" with "30%" in section 4(b)(ii); (iv) by replacing "10%" with "30%" in section 4(b)(iii); and (v) by replacing "2%" with "5%" in section 4b(iv). (b) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.	☐	☐
3. **Amendment of Stock Option Plan** Resolved, as an ordinary resolution, that: (a) Section 4(b) of the Option Plan be amended by replacing "ten percent (10%)" with "thirty percent (30%)". (b) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.	☐	☐
4. **Consolidation of Share Capital** Resolved, as an ordinary resolution, that: (a) The authorized share structure of the Company be altered by consolidating all of the issued and outstanding Common Shares without par value on the basis of 30 pre-consolidation Common Shares for one post-consolidation common share of the Company (a "Post-Consolidation Share"), or such lesser whole number of pre-consolidation Common Shares as the directors may determine (the "Share Consolidation"). (b) In the event the number of Common Shares held by a shareholder would otherwise result in a fractional Post-Consolidation Share being issued as a result of the Share Consolidation: (i) such fractional share being less than one-half of a Post-Consolidation Share shall be rounded down to the next whole Post-Consolidation Share; and (ii) such fractional share being at least one-half of a Post-Consolidation Share shall be rounded up to the next whole Post-Consolidation Share. (c) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution. (d) The board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the Share Consolidation without further approval, ratification or confirmation by the shareholders.	☐	☐
5. **Other Business** To transact such other business as may properly come before the Meeting.	☐	☐

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY